

January 28, 2014

<u>Via E-mail</u>
Mr. Kenneth R. Allen
Chief Financial Officer
Texas Industries Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, TX 75247-6913

> **Re: Texas Industries Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed July 22, 2013**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2013**
> **Filed January 9, 2014**
> **File No. 1-4887**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended November 30, 2013</u>

<u>Consolidated Financial Statements</u>

<u>12. Condensed Consolidating Financial Information, page 21</u>

1.   We note the parent company recorded $64,720,000 of cash provided by operating activities in the condensed consolidating statement of cash flows for the six months ended November 30, 2013. Please explain to us what this amount represents and how you determined your current presentation complies with ASC 230.

You may contact Kevin Stertzel, at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief